



EASTMAIN

NEWS RELEASE

Clearwater Project Drilling Completed
Visible Gold in 55 intersections

Trading Symbol: ER – The Toronto Stock Exchange **January 10, 2008**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that **visible gold** has been **identified in 55 intersections** from holes completed during its latest drill campaign. A total of 180 quartz-tourmaline vein and schist drill intercepts ranging from 0.5 to more than 4.0 metres in thickness were intersected within the Eau Claire gold deposit. **Visible gold** observed in drill core ranges from **1 to over 100 grains per intercept** and varies in size from less than **1 mm to more than 4 mm** (Table 1). Drilling across the 450 West Zone at Eau Claire confirms excellent continuity of multiple gold-bearing veins, defining a **high-grade corridor** containing visible gold in the central part of the deposit. Based on previous drill results, an increase in the number of visible gold grains may indicate a significant increase in the grade of the deposit.

A total of 53 drill holes were completed at Eastmain's 100%-owned Clearwater Project. 51 HQ (96 mm diameter) drill holes (ER07-60 to ER07-110) were completed at the Eau Claire deposit (450 West Zone) over a strike-length of 300 metres and to a vertical depth of up to 100 metres. From these holes, 1,980 half-metre HQ core samples have been submitted to SGS Minerals Lakefield Research Laboratories for assay and metallurgical testing. An additional 95 half-metre samples from two exploration holes (ER07-111, ER07-112) drilled into the 850 West Zone have been submitted to ALS Chemex in Sudbury.

Assay results are expected to be received in the first quarter of 2008 (Q1). Upon receipt of these assays, an updated resource calculation will be completed for Q2 and metallurgical test work should be completed by the fourth quarter (Q3-Q4) of 2008. Metallurgical work will include the design of an optimum processing flow sheet for the ore at Eau Claire, which will determine if ore from Eau Claire can be processed at Goldcorp's future local mill-site.

The 450 West Zone, which represents only a portion of the deposit, has now been drilled at 12.5-metre centers. This will provide sufficient geological confidence to calculate a measured resource. To date, the gold deposit contains in excess of 1,000 ounces of gold per vertical metre (NI-43-101- Dec 30, 2005; 2006 AR). There is excellent potential to increase the resource by expanding the geometry of the deposit and increasing the gold grade.

This press release was prepared by geologist Dr. Donald J. Robinson, P. Geo, qualified person as defined by National Instrument 43-101.

Eastmain is a Canadian gold exploration company with 100% ownership of the Eau Claire and Eastmain gold deposits. Eastmain also discovered a new sedimentary-gold zone at Éléonore South, a project located adjacent to Goldcorp's Roberto deposit, located in James Bay, Québec. The Company has an annual budget of $3 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Eau Claire Gold Deposit - 450 West Zone - 2007 Drill Plan


N
600 E
500 E
400 E
100N
000N
ER07-75
ER07-77
ER07-76
ER07-65
ER07-69
ER07-74
ER07-81
SQ97-27
SQ99-45
SQ99-46
ER07-68
ER07-85
ER07-89
ER07-64
ER07-73
ER07-93
ER07-97
ER07-80
ER07-84
ER07-88
ER07-92
ER07-96
ER07-101
ER07-102
ER07-61
ER07-63
ER07-67
ER07-72
SQ00-57
SQ00-59
SQ00-61
SQ00-71
ER07-79
SQ00-70
SQ00-69
SQ00-68
ER07-83
ER07-87
ER07-95
ER07-99
ER07-104
ER07-106
WM8
ER07-91
SQ00-67
SQ00-74
SQ00-65
SQ00-88
ER07-66
ER07-60
ER07-62
ER07-71
ER07-78
SQ00-87
SQ00-58
SQ00-60
SQ00-75
ER07-98
SQ00-66
ER07-70
ER07-82
ER07-86
ER07-100
ER07-105
ER07-107
SQ00-73
SQ00-72
ER07-94
ER07-90
ER07-103
SQ98-32
SQ97-30
SQ99-47
ER07-108
ER07-110
ER07-109
25 m
2007 dril hole
LEGEND
Sediments
Mafic Volcanics
Alteration Zone (Schist)
Gold-quartz-tourmaline vein
December 2007
Eastmain Resources Inc.

Table 1. Clearwater Project 2007 Drilling Summary

Hole No.	Easting	Northing	Elevation (m ASL)	P Vein	JQ Vein	R Vein	Other Veins	Length of Hole (metres)	No. of Intercepts	Notes	Veins with VG
ER07-60	-637.5	41	299.5	Y	N	Y		81	4		
ER07-61	-637.5	71	302.5	Y	N	Y		60	3		
ER07-62	-612.5	41	299.7	Y	Y, VG	Y		81	3	VG 3+	1
ER07-63	-612.5	71	302.3	Y, VG	Y, VG	N		60	2	VG 3+, VG 5+	2
ER07-64	-612.5	89	304.5	Y	Y, VG	Y, VG		30	4	VG 2+, cg	2
ER07-65	-612.5	103	304.5	NA	Y	Y, VG		21	2	VG 10-20+ fg	1
ER07-66	-587.5	43	300	Y	Y, VG	Y	I	81	4	VG 3+ fg	1
ER07-67	-587.5	73	302.5	Y	Y, VG	Y	I?, S	60	5	VG10+ fg, 2+ cg	2
ER07-68	-587.5	93	304.5	Y, VG	Y, VG	Y	S	36	4	VG 2+ fg (x 2)	2
ER07-69	-587.5	103	304.5	NA	Y, VG	Y	S	21	3	VG 1 fg	2
ER07-70	-576.3	40.3	299	Y	Y, VG	Y		102	3	VG cg 2+,10+ fg, tellurides	1
ER07-71	-562.5	40	295	Y	Y	Y		102	4		
ER07-72	-562.5	70	302	Y	Y, VG	Y, VG		60	3	VG 2+ fg, VG 3+ fg	2
ER07-73	-562.5	90	302.8	Y, VG	Y, VG	Y, VG		36	4	VG 3+, VG 6+ fg, VG 6+ fg	3
ER07-74	-562.5	103	304.5	NA	Y	Y	S, VG	30	4	VG, telluride	1
ER07-75	-562.5	112	304.5	NA	NA	Y		21	2		
ER07-76	-554	112	302	NA	NA	Y, VG		21	2	VG+, VG 3+	2
ER07-77	-544	112	302	NA	NA	Y, VG	S	21	2	VG 3+ cg, 10+ fg	1
ER07-78	-537.5	36	295	Y, VG	Y	Y	I	81	6	VG 5+ fg	1
ER07-79	-537.5	66	303	Y, VG	Y	Y, VG	S	60	5	VG2+ fg, VG 2+ fg, telluride	2
ER07-80	-537.5	86	303	Y, VG	Y	Y		36	4	VG 3+ fg	1
ER07-81	-537.5	100	303	NA	Y	Y, VG	S	30	3	VG 2+ fg	1
ER07-82	-512.5	35	294	N	Y, VG	Y	I	90	5	VG 2+ cg, >10+ fg, telluride	1
ER07-83	-512.5	65	297	Y	Y	Y	I, VG	60	4	VG 3+cg, 10+ fg	1
ER07-84	-512.5	84	299	Y	Y, VG	Y		36	3	VG 2 cg, 10+ fg	1
ER07-85	-512.5	94	299	NA	Y, VG	Y, VG		30	2	VG 5+; VG vcg, cg 5+, 10+ fg	2
ER07-86	-487.5	30	291	N	Y, VG	Y		87	3	VG 1 fg	1
ER07-87	-487.5	60	297.5	Y, VG	Y	Y		60	4	VG vcg x2, 5+cg, 60+ fg	1
ER07-88	-487.5	80	299	Y	Y	Y		36	3		
ER07-89	-487.5	92	300	NA	Y	Y, VG	S, VG	30	3	VG +, VG 6+ fg, telluride	2

Hole No.	Easting	Northing	Elevation (m ASL)	P Vein	JQ Vein	R Vein	Other Veins	Length of Hole (metres)	No. of Intercepts	Notes	Veins with VG
ER07-90	-462.5	30	290	Y	Y	Y	**S, VG**	**81**	6	**VG 5 cg, 10+ fg**	**1**
ER07-91	-462.5	60	295	N	Y	Y	**S, VG**	60	3	**VG 6+ fg**	**1**
ER07-92	-462.5	79	296	Y	**Y, VG**	Y		36	3	VG	**1**
ER07-93	-462.5	89	296	NA	Y	Y		30	2		
ER07-94	-437.5	30	287	N	Y	**Y, VG**	H, S	81	6	**VG +, VG 3+ fg**	2
ER07-95	-437.5	60	291	?	Y	Y	**S, VG**	60	4	**VG 10+ fg**	**1**
ER07-96	-437.5	78	293	NA	Y	?		36	2		
ER07-97	-437.5	88	294	NA	wk	wk	S	30	2		
ER07-98	-475	37	294	**Y, VG**	**Y, VG**	**Y, VG**	**I VG, S**	81	6	**VG JQ >10+, R>100+ fg**	**4**
ER07-99	-412.5	60	286	**Y, VG**	Y	**Y, VG**		60	3	**VG 2 fg, VG 2 cg, 10+ fg**	2
ER07-100	-412.5	30	285	Y	Y	**Y, VG**	I, S	**81**	5	**VG 10+ fg**	**1**
ER07-101	-412.5	80	285	N	Y	Y		50	2		
ER07-102	-387.5	80	284	NA	wk	Y		42	2		
ER07-103	-450	30	289	Y	N	Y	**I VG, S VG**	90	4	**VG 1 fg, 10+fg (x 2)**	2
ER07-104	-387.5	60	283	**Y, VG**	**Y, VG**	**N**		**60**	3	**VG 5+ fg, VG 20+ fg**	**2**
ER07-105	-362.5	60	284	wk	Y	Y		60	2		
ER07-106	-387.5	30	284	Y	Y	Y	I	81	4		
ER07-107	-362.5	30	284	Y	N	Y	I, S	81	4		
ER07-108	-425	0	281	Y	Y	**Y, VG**	H, S	102	5	**VG 5+ fg**	**1**
ER09-109	-400	-25	279	Y	Y	Y	H,I	110	5		
ER07-110	-375	0	281	Y	Y	Y	H, I	102	4		
								2974	**180**	**Total VG intersections**	**55**

Notes:
Y= signifies that the vein was intersected;
N= signifies that the vein was not intersected
NA= not applicable; drill hole was collared north of vein
VG = visible gold
fg = < 1 mm sized gold grain
cg = > 1 mm sized gold grain
vcg = >/= 4mm sized gold grain
++ = number of gold grains
10+ = >10 gold grains



EASTMAIN

NEWS RELEASE

EASTMAIN ANNOUNCES EXERCISE OF WARRANTS

TSX Symbol: ER January 17, 2008

Eastmain Resources Inc. (ER:TSX) announced that it has received total net proceeds of $3,043,950 through the exercise of 4,683,000 warrants issued in two tranches, as part of a private placement completed with Institutional and Accredited investors in December 2005 and January 2006 (NR Dec 28, 2005 and Jan 10, 2006). The Corporation currently has a total of one million share purchase warrants outstanding at an average purchase price of $1.25. With approximately 73.2 million shares issued, the Corporation has working capital of over $5 million and is debt free.

Eastmain Resources invites you to meet with Management and Staff in **booth #706** at the **2008 Vancouver Resources Investment Conference, January 20-21, 2008**. The conference will be held at the Vancouver Trade & Exhibition Centre located at 999 Canada Place, Vancouver, B.C. between the hours of 7:30 a.m. to 6:30 p.m. Sunday, January 20th and from 8:00 a.m. to 6:00 p.m. Monday, January 21st, 2008. Please also join Dr. Donald J. Robinson for his corporate presentation, **"Does Roberto Have a Sister?"** at **11:30 a.m. Sunday, January 20th**.

With its focus on the district of James Bay, Québec, Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain is project operator at Éléonore South, where a new sedimentary-gold discovery has been made near Goldcorp's Roberto deposit. The Company has an annual budget of $3 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.



EASTMAIN

NEWS RELEASE

EASTMAIN ANNOUNCES COMPLETION OF PRIVATE PLACEMENT

TSX Symbol: ER December 28, 2007

Eastmain Resources Inc. (ER:TSX) announces that it has completed a non-brokered private placement of 150,000 flow-through common shares at $1.00 per flow-through common share for aggregate gross proceeds of $150,000. Officers, directors and service providers of the Corporation subscribed for the total placement.

Proceeds of the placement will be used for the exploration of Eastmain's MegaTEM joint venture located in Ontario.

The Corporation has received $ 2,078,700 through the exercise of the first tranche of warrants issued as part of a private placement completed in December 2005. Eastmain also recently received $171,000 in mining duties rebates from the Province of Québec for exploration expenditures incurred in 2005. With approximately 71.7 million shares issued, the Corporation has working capital of $5 million and is debt free.

With its focus on the district of James Bay, Québec, Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain is project operator at Éléonore South, where a new sedimentary-gold discovery has been made near Goldcorp's Roberto deposit. The Company has an annual budget of $3 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

END